Manhattan Pharmaceuticals, Inc.
tel 212 582 3950
fax 212 582 3957
www.manhattanpharma.com

May 30, 2008
103819-8

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Manhattan Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed May 1, 2008
File No. 333-150580

Dear Mr. Riedler:

Set forth below are the responses of Manhattan Pharmaceuticals, Inc., a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission provided by a letter dated May 13, 2008. For convenience, your comment precedes the Company's response.

General

1. We note that you are proposing to register the resale of up to 17,857,143 shares of common stock that may be issued in connection with the put or call rights and up to 17,857,143 additional shares which may become issuable. Based on your disclosures in the registration statement, it appears that these securities are not outstanding and are subject to a further investment decision by the selling shareholder. Therefore, it appears that you cannot register their resale at this time. Please revise your registration statement to remove these shares. If you disagree, please supplementally provide us with a detailed analysis which supports your apparent conclusion that these shares being registered for resale should be considered outstanding and that it is not premature to register their resale at this time.

The Company is proposing to register 42,857,143 shares (the "Shares") of its Common Stock, par value $0.001 per share (the "Common Stock"), which Shares include: (i) up to 7,142,857 shares of Common Stock issuable upon exercise of a warrant (the "Warrant") and (ii) up to 35,714,286 shares of Common Stock issuable upon exercise of put and call rights (the "Put/Call Rights") contained the Joint Venture Agreement dated January 31, 2008 between the

810 Seventh Avenue, 4th Floor, New York, NY 10019

Company and Nordic Biotech Venture Fund II K/S, a Danish limited liability partnership ("Nordic"), as amended (the "JV Agreement").

Under the JV Agreement, (i) Nordic contributed cash in the amount of $2.5 million (the "Initial Investment") to Hedrin Pharmaceuticals K/S, a newly formed Danish limited partnership (the "Hedrin JV"), in exchange for 50% of the equity interests in the Hedrin JV, and (ii) the Company contributed certain assets to North American rights (under license) to its Hedrin product to the Hedrin JV in exchange for $2.0 million in cash and 50% of the equity interests in the Hedrin JV. Pursuant to the JV Agreement, if the FDA determines that Hedrin is a medical device prior to September 30, 2008, Nordic is required to pay an additional $2.5 million to the Hedrin JV (the "Additional Investment") in exchange for an additional equity interest in the Hedrin JV and the Company will be entitled to receive from the Hedrin JV $1.5 million in cash and additional equity interests in the Hedrin JV such that Nordic and the Company each will have a 50% equity interest in the Hedrin JV.

The Put/Call Rights contained in the JV Agreement represent the right to receive up to 35,714,286 shares of Common Stock pursuant to the conditions set forth in the JV Agreement in consideration for transfer to the Company of all or a portion of Nordic's interest in the Hedrin JV obtained as a result to the Initial Investment and Additional Investment.

The Company believes that the resale of the Common Stock to be acquired upon exercise of the Put/Call Rights should be currently subject to registration under the Securities Act of 1933, as amended (the "Act"), to the same extent as is the resale of the Common Stock to be acquired upon exercise of the Warrant. In the case of the both the Warrant and the Put/Call Rights, the Company is irrevocably obligated to issue shares of Common Stock upon the exercise of the respective rights under the Warrant and the Put/Call Rights. Nordic has already irrevocably made its investment decision to acquire both the Warrant and the Put/Call Rights pursuant to the terms of the JV Agreement by entering into the JV Agreement. The fact that a further action by Nordic is necessary to exercise these rights and convert those rights into shares of Common Stock should not prevent the registration under the Act of the Common Stock underlying either the Warrant or the Put/Call Rights. The Staff seems comfortable with this view with respect the registration of the resale of the Common Stock underlying the Warrant. The Company sees no basis to distinguish the registration of the Warrant shares from the Put/Call shares. Therefore we respectfully request that the Commission allow current registration under the Act of the 35,714,286 shares of Common Stock issuable upon exercise of Put and Call Rights.

In connection with this response letter, the Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 492-8741 with any questions or additional comments that you may have. Your assistance is appreciated.

Sincerely,

M. McG

Michael McGuinness
Chief Operating and Financial Officer